SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
___________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

CHINANET ONLINE HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

16949H102
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]           Rule 13d-1(b)
[X]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16949H102

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sansar Capital Asia Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12.		TYPE OF REPORTING PERSON IA

CUSIP No. 16949H102

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sansar Capital Management, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12.		TYPE OF REPORTING PERSON IA

CUSIP No. 16949H102

SCHEDULE 13G

Item 1(a)	Name of Issuer:

CHINANET ONLINE HOLDINGS, INC.

1(b)	Address of Issuer's Principal Executive Offices:

No. 3 Min Zhuang Road, Building 6
Yu Quan Hui Gu Tuspark, Haidan District
Beijing, PRC 100195

Item 2(a)	Name of Person Filing:

This statement is being filed on behalf of Sansar Capital Management, L.L.C., a Delaware limited liability company (“Sansar Capital Management”), and Sansar Capital Asia Pte. Ltd., a company organized under the laws of Singapore (“Sansar Asia” and together with Sansar Capital Management, the “Reporting Persons”).  Sanjay Motwani is the managing member of Sansar Family I, L.L.C., which is the managing member of Sansar Capital Management.  Sansar Capital Asia L.P., a limited partnership organized under the laws of the Cayman Islands is the sole shareholder of Sansar Asia.  Sansar International L.L.C., a Delaware limited liability company, is the general partner of Sansar Capital Asia, L.P.  Sanjay Motwani is the managing member of Sansar International L.L.C.  All of the shares of Common Stock beneficially owned by the Reporting Persons were directly held by a fund to which Sansar Capital Management acts as an investment advisor (the “Fund”), and, until January, 1, 2014, Sansar Asia also acted as investment advisor.  Effective January 1, 2014, Sansar Capital Asia Pte. Ltd ceased to serve as co-investment advisor with Sansar Capital Management, L.L.C.

2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the reporting persons is 17 Battery Place South, Suite 323, New York, NY 10004.

2(c)	Citizenship:

Sansar Capital Asia Pte. Ltd. Is a company organized under the laws of Singapore.  Sansar Capital Asia, L.P. is a limited partnership organized under the laws of the Cayman Islands.  Sansar International L.L.C. is a Delaware limited liability company.  Sanjay Motwani is a United Kingdom citizen.  Sansar Family I, L.L.C. is a Delaware limited liability company.  Sansar Capital Management, L.L.C. is a Delaware limited liability company.

CUSIP No. 16949H102

2(d)	Title of Class of Securities:

Common stock, par value $0.001 per share

2(e)	CUSIP Number:

16949H102

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________.

Item 4	Ownership:

With respect to the beneficial ownership of shares of Common Stock of ChinaNet Online Holdings, Inc. (the “Issuer”) by the reporting person, see Items 5 through 11 of the cover pages of this Schedule 13G/A, which are incorporated herein by reference.

CUSIP No. 16949H102

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.  By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 16949H102

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SANSAR CAPITAL MANAGEMENT, L.L.C.
By:	Sansar Family I, L.L.C., its Managing Member
By:	/s/ Sanjay Motwani
Sanjay Motwani Managing Member
SANSAR CAPITAL ASIA PTE. LTD.
By:	/s/ Sanjay Motwani
Sanjay Motwani President

January 14, 2015

CUSIP No. 16949H102

EXHIBIT INDEX

Exhibit I          -          Agreement Regarding the Joint Filing of Schedule 13G/A

CUSIP No. 16949H102

Exhibit I

AGREEMENT REGARDING
THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(ii)
Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:           January 14, 2015

SANSAR CAPITAL MANAGEMENT, L.L.C.
By:	Sansar Family I, L.L.C., its Managing Member
By:	/s/ Sanjay Motwani
Sanjay Motwani Managing Member
SANSAR CAPITAL ASIA PTE. LTD.
By:	/s/ Sanjay Motwani
Sanjay Motwani President